As filed with the Securities and Exchange Commission on January 16, 2002
                                                    Registration No. ___________

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                          UNIFIED WESTERN GROCERS, INC.
             (Exact name of registrant as specified in its charter)

                   California                                    95-0615250
(State or other jurisdiction of incorporation or       (I.R.S. Employer Identification No.)
                  organization)

                             ----------------------
                               5200 Sheila Street
                           Commerce, California 90040
                                 (323) 264-5200
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                             ----------------------
                              Robert M. Ling, Jr.,
             Executive Vice President, Secretary and General Counsel
                          Unified Western Grocers, Inc.
                               5200 Sheila Street
                           Commerce, California 90040
                                 (323) 264-5200
            (Name, address, including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                             ----------------------
                                    Copy To:
                             John D. Hussey, Esquire
                     Sheppard, Mullin, Richter & Hampton LLP
                              333 South Hope Street
                                   48th Floor
                          Los Angeles, California 90071
                                 (213) 617-4112
                             ----------------------
         APPROXIMATE  DATE OF  COMMENCEMENT  OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement becomes effective.
         If any of the  securities  being  registered  on  this  Form  are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
         If the registrant elects to deliver its latest annual report to securities holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box. [X]
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_______________
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________
         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
================================================================================

                         CALCULATION OF REGISTRATION FEE
=================================================================================================================
        Title Of                                        Proposed               Proposed
     Each Class Of               Amount                 Maximum                 Maximum               Amount Of
    Securities To Be              To Be              Offering Price            Aggregate            Registration
       Registered              Registered               Per Unit            Offering Price               Fee
-----------------------------------------------------------------------------------------------------------------
 Partially Subordinated
    Patrons' Deposit           $30,000,000               None                 $30,000,000              $7,170
        Accounts

=================================================================================================================

--------------------------------------------------------------------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

                                   Prospectus

                          UNIFIED WESTERN GROCERS, INC.

          $30,000,000 Partially Subordinated Patrons' Deposit Accounts

Unified Western Grocers, Inc.                                           We   operate   a  grocery   wholesale   distribution
5200 Sheila Street                                                      business  primarily  on  a  cooperative  basis.  Our
Commerce, California 90040                                              customers   are   termed   patrons.    Patrons   are
(323) 264-5200                                                          generally  required to maintain  deposits with us in
                                                                        proportion  to the  volume  of  purchases  made from
Price to the Public:    $30,000,000                                     us. The  deposits  act as security  for amounts owed
Proceeds to Unified:  $30,000,000                                       by  the  customer  to  us.  When  patrons  terminate
                                                                        their  relationship with us, we return their deposit
   o     Offering of deposit accounts to patrons.                       after  deducting  any  amounts the patron owes to us
                                                                        if permitted by the subordination  provisions of the
   o     There is no market for these deposit accounts.                 deposits.  The requirement to maintain  deposits can
                                                                        be   satisfied   by    member-patrons    through   a
                                                                        combination  of a cash deposits and the ownership of
                                                                        our Class B Shares.

Placing funds in deposit accounts involves certain risks. See "Risk Factors" on page 2 for a discussion of certain factors you should consider before placing funds in deposit accounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offer is not underwritten.

                             ________________, 2002

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
WHERE YOU CAN FIND MORE INFORMATION............................................1
SUMMARY OF PROSPECTUS..........................................................2
RISK FACTORS...................................................................3
RATIO OF EARNINGS TO FIXED CHARGES.............................................4
DESCRIPTION OF DEPOSIT ACCOUNTS................................................4
METHOD OF OFFERING.............................................................8
USE OF PROCEEDS................................................................8
EXPERTS........................................................................8
FORWARD-LOOKING INFORMATION....................................................9

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such report, statement or other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain additional information about the public reference rooms by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC.

We are "incorporating by reference" information into this prospectus. This means that we are disclosing important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that is filed with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information.

The following document filed by Unified with the SEC is hereby incorporated by reference:

     o  Annual Report on Form 10-K for the fiscal year ended September 29, 2001.

You may request a copy of this filing at no cost by writing to or telephoning us at the following address and telephone number: Unified Western Grocers, Inc., 5200 Sheila Street, Commerce, California 90040, Attention: Corporate Secretary,
(323) 264-5200.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                              SUMMARY OF PROSPECTUS

The following is a brief summary of certain matters described more fully elsewhere in this document. You should read this summary in connection with the more detailed information contained elsewhere in this document. You should pay special attention to the section of this document entitled "RISK FACTORS."

Business Description: Unified Western Grocers, Inc. ("Unified" or the "Company") is a grocery wholesaler serving supermarket operators in California, Oregon, Washington, western Idaho, Nevada, Arizona, Hawaii, Colorado, Utah and various foreign countries in the South Pacific and elsewhere. Unified does business primarily with member-patrons on a cooperative basis and is owned by its member-patrons. Retailers may also do business with the Company as non-shareholder associate patrons or on a non-patronage basis. Unified, through its subsidiaries, also operates a limited number of retail stores in California, Washington and Oregon. In September 1999, Unified completed a merger (the
"Merger") with United Grocers, Inc. ("United"), a grocery cooperative headquartered in Milwaukie, Oregon. In connection with the Merger, the Company changed its name from Certified Grocers of California, Ltd. to its current name.

General: Patrons are generally required to maintain deposits with Unified in certain required amounts and may also maintain deposits with Unified in excess of such required amounts. All such deposits of a patron are maintained in the patron's deposit account. Amounts in the deposit accounts are not segregated from other funds of Unified. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- General."

Subordination: Patrons are required to execute subordination agreements providing for the pledging of their deposit accounts to Unified and the subordination in certain circumstances of the patron's right to repayment of its deposit to the prior payment in full of certain senior indebtedness of Unified. The subordination agreements executed by patrons on and after January 14, 1994 differ from the subordination agreements which have been executed by patrons before January 14, 1994. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Subordination."

Interest: That portion of the deposit accounts which consists of required deposits is non-interest bearing. Except for deposits under Unified's price reservation program, Unified currently pays interest on cash amounts in the deposit accounts which are in excess of required deposits. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Interest."

Repayment: Upon request, Unified will return to patrons the amount of their deposit accounts which is in excess of the portion which consists of required deposits, provided that the patron is not in default in its obligations to Unified or any of its subsidiaries. On termination of membership of a member-patron or on an associate patron ceasing to do business with Unified, Unified will return the deposit account, less all amounts that may be owing to Unified and any of its subsidiaries. In all cases, however, return of that portion of the deposit account which consists of required deposits will be governed by the subordination provisions to which it is subject and will be returned only to the extent permitted by the subordination provisions. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Repayment."

Relationship to Class B Shares: Unified requires each member-patron to acquire, over time, its Class B Shares having combined issuance values in an amount equal to the lesser of (a) the amount of the member-patron's required deposit account or (b) twice the member-patron's average weekly purchases. Presently, as Class B Shares are issued, each member-patron receives credit against its required deposit account based upon the combined issuance values of such member's Class B Shares. To the extent a member-patron's deposit exceeds the required amount, Unified will return the excess upon request. Former United shareholders who do not hold sufficient Class B Shares to meet the minimum deposit requirements are provided an opportunity to accumulate Class B Shares over time without posting a cash deposit. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Relationship to Class B Shares."

Other Significant Aspects: The deposit accounts are unsecured, nontransferable without Unified's consent, and pledged to Unified. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Other Significant Aspects."

                                  RISK FACTORS

You should carefully consider the risks described below before placing funds in deposit accounts.

Your required minimum deposit will be at risk.

We will require all patrons to execute a subordination agreement which provides for the subordination of the patron's right to repayment of its deposit to the prior payment in full of certain indebtedness of Unified Western Grocers, Inc. If Unified goes into default on its other indebtedness, member-patrons will not receive back their deposit unless the other creditors holding indebtedness are paid in full. In addition, Unified will require each shareholder to pledge its Class A Shares and Class B Shares of Unified to secure its obligations, and individual shareholders of corporate members may be required to guaranty the obligations of the corporate member. See "DESCRIPTION OF DEPOSIT ACCOUNTS--Subordination."

Your deposit account is not transferable.

You must have our permission to transfer your ownership of a deposit account to someone else. We will generally not agree to let you do this. If you do not pay the amounts you owe, we may take your deposit account balance as necessary to pay those obligations.

A portion of the deposit accounts does not bear interest.

The minimum required amount of the deposit accounts does not bear interest. See "DESCRIPTION OF DEPOSIT ACCOUNTS --Interest."

We may not be able to repay your deposit account in a timely manner.

You may request that any amount you have in a deposit account in excess of the minimum required amount be returned to you if you have paid your obligations to Unified and its subsidiaries in a timely manner. If you ever cease being a patron, then you may get back the full amount in your deposit account once we deduct all obligations you owe us and our subsidiaries. Our ability to repay your deposit account is subject to its obligations under subordination provisions of the deposit accounts. See "DESCRIPTION OF DEPOSIT ACCOUNTS - Repayment."

We will continue to be subject to risks associated with our non-patronage subsidiary operations.

We have incurred significant losses in our retail subsidiaries in each of the last two years. Although we have plans in place which are intended to return these operations to profitability, there is no assurance that these plans will be successful. Losses in subsidiary operations result in an increase in our retained earnings deficit.

We will continue to be subject to risk of loss of member volume.

We will continue to be subject to the risks associated with the consolidation of the grocery industry. When independent retailers are acquired by large chains with self distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower volume of transactions.

Your deposit account will be an unsecured obligation.

Your investment in a deposit account will not be secured by any lien upon any assets of Unified.

                       RATIO OF EARNINGS TO FIXED CHARGES


                                                                                       Fiscal Year
                                                                                       -----------
                                                                        1997     1998     1999    2000 (2)  2001 (2)
                                                                        ----     ----     ----    ----      --------
Ratio of earnings to fixed charges(1)................................   2.21x    2.22x    2.23x   0.97x     0.98x
-----------------------------

(1)      Earnings  used in computing  the ratio of earnings to fixed  charges  consist of earnings  (loss)  before patronage dividends,  income taxes,  cumulative effect of a change in accounting principle in fiscal 2001 of $31,000 and an extraordinary item in 1998 of $1,079,000,  plus fixed charges. Fixed charges consist of interest expense  (including  amortization of deferred financing costs) and the portion of rental expense that is representative of the interest factor.

(2)      Fixed charges exceeded  earnings by approximately  $975,000 during fiscal 2000 and $671,000 during fiscal
         2001.

                         DESCRIPTION OF DEPOSIT ACCOUNTS

General

Patrons are generally required to maintain deposits with Unified in certain required amounts in proportion to the volume of purchases made from Unified and may also maintain deposits with Unified in excess of such required amounts. All such deposits of a patron are maintained in the patron's deposit account. Patrons are required to execute subordination agreements providing for the pledging of their deposit accounts to Unified and the subordination in certain circumstances of the patron's right to repayment of its deposit to the prior payment in full of certain senior indebtedness of Unified. As described below under the caption "Subordination," the subordination agreements executed by patrons on and after January 14, 1994 differ from the subordination agreements which have been executed by patrons before January 14, 1994. Thus, persons or entities who become member-patrons or associate-patrons on or after January 14, 1994 are required to execute the new subordination agreements. In addition, patrons who executed subordination agreements before January 14, 1994 may be required to execute the new subordination agreements if there is a change in the patron's business form. For example, in the event of a change in a patron which is a proprietorship or partnership, or a change in the stock ownership of a patron which is a corporation, Unified may require the execution of a new subordination agreement.

Amounts in the deposit accounts are not segregated from other funds of Unified. The deposit accounts are recorded in Unified's records by means of book entries, and no note, certificate or other instrument is issued as evidence of the deposit accounts. After the close of each fiscal year, we provide each patron with a statement showing patronage dividends allocated to the patron's deposit account. In addition, written inquiry concerning the deposit accounts and other additions to the account, as well as withdrawals and charges and the account balance, may be made at any time, and telephone inquiry may be made at any time during normal business hours. Our policies regarding deposits are subject to change by the Board of Directors, which may, in its discretion, add to, increase, decrease, limit, eliminate or otherwise change such policies.

Subordination

As described below in this section, the subordination of the portion of the deposit accounts which consists of required deposits will differ depending upon whether a patron executes a subordination agreement on or after January 14, 1994 or has executed a subordination agreement before that date.

Subordination Agreements Executed On Or After January 14, 1994.

With respect to patrons who execute subordination agreements on or after January 14, 1994, the portion of the deposit account of that patron which consists of required deposits will, under the terms of the subordination agreements, be subordinated and subject in right of payment to payment in full of all senior indebtedness of Unified. As to patrons who execute subordination agreements on or after January 19, 1994, the term "senior indebtedness" means all principal indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of execution of the subordination agreement or incurred after execution of the subordination agreement:

         o    in respect of borrowed money;

         o evidenced by bonds, notes, debentures or other instruments of indebtedness;

         o evidenced by letters of credit, bankers' acceptances or similar credit instruments;

         o    in respect of capitalized lease obligations;

         o in respect of the deferred purchase price of property or assets, whether real, personal, tangible or intangible, or in respect of any mortgage, security agreement, title retention agreement or conditional sale contract;

         o    in respect of any  interest  rate swap  agreement,  interest  rate
              collar  agreement  or  other  similar   agreement  or  arrangement
              designed to provide interest rate protection;

         o in respect of all indebtedness, liabilities or obligations of others of any of the types referred to above for which Unified is responsible or liable as obligor, guarantor or otherwise or in respect of which recourse may be had against any of the property or assets, whether real, personal, tangible or intangible, of Unified; and

         o    in   respect   of   all   modifications,   renewals,   extensions,
              replacements and refundings of any indebtedness, liabilities or obligations of any of the types described above;

provided, however, that the term "senior indebtedness" shall not mean any indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of execution of the subordination agreement or incurred after execution of the subordination agreement, (a) to trade creditors arising or incurred in the ordinary course of Unified's business, (b) in respect of any redemption, repurchase or other payments on capital stock, (c) in respect of patron's deposits or (d) in respect of patronage dividend certificates.

For purposes of the above definition of senior indebtedness,

         o "capitalized lease obligations" means the discounted present value of the rental obligations of any person or entity under any lease of any property which, in accordance with generally accepted accounting principles, has been recorded on the balance sheet of such person or entity as a capitalized lease;

         o "Patrons' deposits" means the deposits from time to time required to be made or maintained with us by our patrons or customers in accordance with our bylaws as in effect from time to time or in accordance with the policies for the servicing of accounts of patrons or customers established from time to time by us, and any deposits from time to time made or maintained with us by our patrons or customers in excess of such required deposits; and

         o "Patronage dividend certificates" means any notes, revolving fund certificates, retain certificates, certificate of indebtedness, patronage dividend certificates or any other written evidences of indebtedness of Unified at any time outstanding which evidence the indebtedness of Unified respecting the distribution by Unified of patronage dividends.

The subordination agreements provide that in the event of any insolvency or bankruptcy proceedings relative to Unified or its property, any receivership, liquidation, reorganization, arrangement or other similar proceedings, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of Unified, the holders of senior indebtedness shall be entitled to receive payment in full, whether accrued prior or subsequent to the commencement of the proceedings, before any payment is made with respect to that portion of the deposit accounts which consists of required deposits. By reason of the subordination, in the event of insolvency, creditors of Unified who are holders of senior indebtedness may recover more ratably than holders of the deposit accounts. In addition:
                                      -5-

         o no payment shall be made with respect to that portion of the deposit accounts which consists of required deposits in the event and during the continuation of any default in the payment of any senior indebtedness; and

         o in the event any default, other than those referred to directly above, shall occur and be continuing with respect to any senior indebtedness permitting the holders of such senior indebtedness to accelerate the maturity thereof, no payment shall be made with respect to that portion of the deposit accounts which consists of required deposits during any period (a) of 180 days after the giving of written notice of such default by the holders of such senior indebtedness to Unified, or (b) in which judicial proceedings shall be pending in respect of such default, a notice of acceleration of the maturity of such senior indebtedness shall have been transmitted to Unified in respect of such default and such judicial proceedings shall be diligently pursued in good faith. With respect to clause (a) above, only one such notice shall be given in any twelve consecutive months.

Subordination Agreements Executed Prior to January 14, 1994.

With respect to patrons who executed subordination agreements prior to January 14, 1994 and who do not execute new subordination agreements after that date, the portion of the deposit account of each patron which consists of required deposits is, under the terms of the subordination agreements, subordinated and subject in right of payment to the prior payment in full of the principal of, and premium, if any, and interest upon all senior indebtedness. As to these patrons, the term "senior indebtedness" means:

         o any and all indebtedness of Unified which may from time to time be outstanding as shall be payable with respect to short term notes and other commercial paper issued by Unified and which are rated by a nationally recognized securities rating agency;

         o any and all indebtedness, whether contingent or otherwise, of Unified which may from time to time be outstanding and be payable to any bank, insurance company, or other financial institution; and

         o any and all indebtedness of others which may from time to time be guaranteed by Unified and is payable to any bank, insurance company or other financial institution.

The subordination agreements provide that upon any distribution of the assets of Unified upon any voluntary or involuntary dissolution, winding up or liquidation, reorganization, readjustment, arrangement, or similar proceedings, relating to Unified or its property, whether or not Unified is a party, and whether in bankruptcy, insolvency or receivership proceedings or otherwise, or on any assignment by Unified for the benefit of creditors, or upon any other marshaling of the assets and liabilities of Unified, all senior indebtedness shall be paid in full, or provision made for such payment satisfactory to the holders of the senior indebtedness, before any payment is made on account of the principal of or interest, if any, on that portion of the deposit accounts which consists of required deposits. By reason of such subordination, in the event of insolvency, creditors of Unified who are holders of senior indebtedness may recover more ratably than holders of the deposit accounts. In addition, no payment shall be made on account of the principal of or interest, if any, on that portion of any deposit account which consists of required deposits, if:

         o there shall have occurred a default in payment in the principal of, or premium, if any, or interest on any senior indebtedness; or

         o there shall have occurred any other event of default with respect to any senior indebtedness, permitting the holders to accelerate the maturity of the indebtedness and if written notice of election so to accelerate shall have been given to Unified by the holder or holders of such senior indebtedness or their representative or representatives; or

         o payment on account of principal of or interest, if any, on that portion of any deposit account which consists of required deposits would itself constitute an event of default with respect to any senior indebtedness, unless or until such event of default described above shall have been cured or waived or shall have ceased to exist.

No Limit on Senior Indebtedness.

There is no limitation on the creation of additional senior indebtedness by United. The outstanding amount of senior indebtedness to which the required deposits of patrons is subordinated aggregated approximately $335 million as of January 10, 2002.

Interest

That portion of the deposit accounts which consists of required deposits is non-interest bearing. While the Board of Directors of Unified could, in its sole discretion, authorize the payment of interest on such portion, it has no present plans to do so.

Except for deposits under Unified's price reservation program, Unified currently pays interest on cash amounts in the deposit accounts which are in excess of required deposits at rates established by the Board of Directors from time to time. The current rate of interest established by the Board of Directors is [the prime rate established by Union Bank] and as in effect on the 25th day of the preceding calendar month, or, if not then available for any reason, on the next succeeding day when such rate is available. However, if such rate is not available for any reason prior to the beginning of the applicable fiscal month, the rate used for the previous fiscal month will continue to be used. Interest for a fiscal month will be paid only on those amounts which do not consist of required deposits and which are in the deposit accounts during the entire fiscal month. Such interest will not be compounded. Such interest will be paid to the patron semi-annually by Unified in March and September of each year. However, upon request of the patron, such interest will be paid by credit to the patron's deposit account.

The payment of interest on that portion of the deposit accounts which does not consist of required deposits may be changed or eliminated at any time in the discretion of the Board of Directors.

Repayment

Upon request, Unified will return to patrons the amount of their deposit accounts which is in excess of the portion which consists of required deposits, provided that the patron is not in default in its obligations to Unified or any of its subsidiaries.

On termination of membership of a member-patron or on an associate patron ceasing to do business with Unified, Unified will return the deposit account, less all amounts that may be owing to Unified and any of its subsidiaries. In all cases, however, return of that portion of the deposit account which consists of required deposits will be governed by the subordination provisions to which it is subject and will be returned only to the extent permitted by the subordination provisions.

Since the deposit accounts are not segregated from Unified's other funds, Unified's liquidity might be adversely affected if Unified were required to return a substantial amount of the deposit accounts at one time or over a brief period of time. While Unified's liquidity has not been adversely affected in the past as a result of the return of deposits to patrons, there can be no assurance that Unified's liquidity would not be adversely affected in the future as a result of the return to patrons of a substantial amount of deposit accounts. In addition, Unified has not established any reserves to provide for the repayment of deposit accounts, nor are the deposit accounts secured obligations of Unified. Thus, in the event a substantial amount of deposit accounts were required to be repaid by Unified at one time or over a brief period of time, or in the event Unified were to experience financial difficulties or to become insolvent, there can be no assurance respecting Unified's ability to repay the deposit accounts and respecting the ability of Unified's patrons to recover the amount of their deposit accounts.
                                      -7-

Relationship to Class B Shares

Unified requires each member-patron to acquire, over time, its Class B Shares having combined issuance values in an amount equal to the lesser of (a) the amount of the member-patron's required deposit account or (b) twice the member-patron's average weekly purchases. Inasmuch as the Class B Shares of Unified (as well as the Class A Shares) will be held as security for the performance of the member-patron's obligations, in calculating each member-patron's required deposit, credit is presently given based upon the combined issuance values of the Class B Shares held. Thus, it will be possible for a member-patron to withdraw cash from the deposit as Class B Shares are issued. Unified's policies regarding deposits, issuance of Class B Shares and credits against deposits as a result of issuance of Class B Shares are subject to change by the Board of Directors, which may, in its discretion, add to, increase, decrease, limit, eliminate or otherwise change such policies.

Other Significant Aspects

The deposit accounts are not secured by any lien upon any assets of Unified. They are nontransferable without the consent of Unified, which will normally be withheld. Patrons will be required to pledge their deposit accounts to Unified as security for their obligations to Unified and its subsidiaries.

                               METHOD OF OFFERING

As a condition of doing business with Unified, patrons are normally required to have executed subordination agreements providing for the maintenance of deposit accounts with Unified, the pledging of their deposit accounts to Unified to secure their obligations to Unified and its subsidiaries, and the subordination of that portion of their deposit accounts which consists of required deposits.

Such persons or entities who from time to time may be accepted as new patrons of Unified may be required, as a condition of acceptance, to execute subordination agreements, which will be effective from and after their date of execution, providing for the maintenance of deposit accounts with Unified, the pledging of their deposit accounts to Unified to secure their obligations to Unified and its subsidiaries, and the subordination of that portion of their deposit accounts which consists of required deposits. See "DESCRIPTION OF DEPOSIT ACCOUNTS--Subordination."

The offering of the deposit accounts is made by Unified only through its regular employees who will not receive any additional remuneration in connection therewith.

                                 USE OF PROCEEDS

To the extent that deposit accounts of patrons increase in amount and to the extent that deposit accounts are opened and maintained in connection with the acceptance of new patrons, proceeds to Unified will be utilized as working capital.

                                     EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 29, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                           FORWARD-LOOKING INFORMATION

This document and the documents of Unified incorporated by reference may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, (c) embody assumptions which may prove to have been inaccurate, including Unified's assessment of the probability and materiality of losses associated with litigation and other contingent liabilities; and Unified's expectations regarding the adequacy of capital and liquidity. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Although Unified believes that the expectations reflected in such forward-looking statements are reasonable, we cannot give you any assurance that such expectations will prove correct. Important factors that could cause actual results to differ materially from such expectations include the adverse effects of the changing industry environment and increased competition; sales decline and loss of customers; exposure to the uncertainties of litigation and other contingent liabilities; the failure of Unified to take steps to stem losses in its retail operations; the inability of the Company to establish and perform plans to improve its operating performance and equity base in order to meet financial covenants applicable to future periods; and the increased credit risk to Unified caused by the ability of former United members to establish their required minimum deposits over time through use of patronage dividends to purchase Class B Shares if such members default on their obligations to Unified prior to their deposit requirements being met and the existing deposit proves inadequate to cover such members' obligations. All forward-looking statements attributable to Unified are expressly qualified in their entirety by the factors which may cause actual results to differ materially.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses Of Issuance And Distribution

The following table sets forth the expenses expected to be incurred in connection with the offering described in this registration statement. All amounts are estimated except the Securities and Exchange Commission registration fee.

     Securities and Exchange Commission registration fee...............$  7,170
     Printing, Engraving and Reproduction................................20,000
     Expenses of Qualification Under State Blue Sky Laws..................5,000
     Legal Fees and Expenses.............................................25,000
     Accounting Fees and Expenses........................................10,000
     Miscellaneous.......................................................10,000
                                                                         ------

     Total..............................................................$77,170

Item 15.  Indemnification Of Directors And Officers

Article V of the Unified's Bylaws provides that Unified shall, to the maximum extent permitted by law, have the power to indemnify its directors, officers, employees and other agents. Section 317 of the California General Corporation Law provides that a corporation has the power to indemnify agents of the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation. Unified has entered into agreements with each of its directors and certain of its officers which provide to such directors and officers the maximum idemnification allowed under applicable law. In addition, Unified and its subsidiaries maintain a policy of directors' and officers' liability and company reimbursement insurance.

Item 16.  Exhibits

4.1 Retail Grocer Application and Agreement for Continuing Service Affiliation With Unified Western Grocers, Inc. and Pledge Agreement (incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form S-1 Registration Statement of the Registrant filed on December 31, 1981, File No. 2-70069).

4.2 Retail Grocer Application And Agreement For Service Affiliation With And The Purchase Of Shares Of Unified Western Grocers, Inc. and Pledge Agreement (incorporated by reference to Exhibit 4.2 to Post Effective Amendment No. 7 to Form S-2 Registration Statement of the Registrant filed on December 13, 1989, File No. 33-19284).

4.3 Copy of Application and Agreement for Service Affiliation as a Member Patron/Affiliate with Unified Western Grocers, Inc. and Pledge and Security Agreement (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000, file No. 000-10815).

4.4 Copy of Application and Agreement for Service Affiliation as an Associate Patron with Unified Western Grocers, Inc. and Pledge and Security Agreement (incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000, file No. 000-10815).

4.5 Agreement respecting directors' shares (incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Form S-1 Registration Statement of the Registrant filed on December 31, 1981, File No. 2-70069).

4.6 Subordination Agreement (Member-Patron-1988) (incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.7 Subordination Agreement (Associate Patron-1988) (incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.8 Subordination Agreement (New Member-Patron-1988) (incorporated by reference to Exhibit 4.6 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.9 Subordination Agreement (New Associate Patron-1988) (incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.10 Copy of Member Patron/Affiliate Subordination Agreement (Subordination of Required Deposit) (incorporated by reference to Exhibit 4.10 to Registrant's Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 1-10815).

4.11 Copy of Associate-Patron Subordination Agreement (Subordination of Required Deposit Agreement (incorporated by reference to Exhibit 4.11 to Registrant's Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 1-10815).

4.12     Form of Class A Share Certificate (incorporated by reference to Exhibit
         4.12 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.13     Form of Class B Share Certificate (incorporated by reference to Exhibit
         4.13 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.14 Articles FIFTH and SIXTH of the Registrant's Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 13, 1999, File No. 0-10815).

4.15 Article I, Section 5, and Article VII of the Registrant's Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on October 13, 1999, File No. 0-10815).

4.16 Indenture between the Registrant and First Interstate Bank of California, as Trustee, relating to $5,000,000 Subordinated Patronage Dividend Certificates due December 15, 2001 (incorporated by reference to Exhibit 4.3 to Form S-2 Registration Statement of the Registrant filed on October 12, 1994, File No. 33-56005).

4.17 Indenture between the Registrant and First Interstate Bank of California, as Trustee, relating to $3,000,000 Subordinated Patronage Dividend Certificates due December 15, 2002 (incorporated by reference to Exhibit 4.3 to Form S-2 Registration Statement of the Registrant filed on October 13, 1995, File No. 33-63383).

4.18 Loan Purchase and Service Agreement Dated as of August 29, 1996 between Grocers Capital Company and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1996 filed on November 5, 1996, File No. 0-10815).

4.19 $10,000,000 Credit Agreement and Security Agreement each dated as of September 20, 1996 between Grocers Capital Company and National Cooperative Bank as agent (incorporated by reference to Exhibit 4.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1996 filed on November 5, 1996, File No. 0-10815).

4.20 Amended and Restated Loan Purchase Agreement (Existing Program) dated January 30, 1998 among United Resources, Inc., United Grocers, Inc. (predecessor-in-interest to the Registrant) and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.D1 to United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 30, 1999, File No. 002-60487, as amended).

4.21 Amended and Restated Loan Purchase Agreement (Holdback Program) dated January 30, 1998 among United Resources, Inc., United Grocers, Inc. (predecessor-in-interest to the Registrant) and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.D2 to United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 30, 1999, File No. 002-60487, as amended).

4.22 Guarantee dated September 29, 1999 by the Registrant of debt securities of United Grocers, Inc. (predecessor-in-interest to the Registrant) issued pursuant to that certain Indenture dated as of February 1, 1978, and as subsequently amended and supplemented, by and between United Grocers, Inc., and State Street Bank and Trust Company (incorporated by reference to Exhibit 4.1 to the Registrants Current Report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.23 Note purchase Agreement dated as of September 29, 1999 by and among Registrant and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.24 Amendment No. 1 and Limited Waiver to Note Purchase Agreement, dated as of September 14, 2000, by and among Registrant and the Noteholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.24 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.24.1 Waiver letter and amendment to Note Purchase Agreement dated December 6, 2001, from John Hancock Life Insurance Company (incorporated by reference to Exhibit 4.24.1 to the Registrants' Annual Report on Form 10-K for the fiscal year ended September 29, 2001, filed on December 27, 2001, File No. 0-10815).

4.25 Secured Revolving Credit Agreement dated as of September 29, 1999, by and among Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 10.2 to the Registrant's Current report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.26 Amendment No. 1 to Secured Revolving Credit Agreement dated as of November 18, 1999 by and among Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to
         Exhibit 4.26 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.27 Amendment No. 2 and Limited Waiver to Secured Revolving Credit Agreement dated as of July, 2000 by and among Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.27 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.27.1 Amendment No. 3 to Secured Revolving Credit Agreement dated as of December 7, 2001 by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to
         Exhibit 4.27.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 2001, filed on December 27, 2001, file No. 0-10815).

4.28 Copy of indenture dated as of February 1, 1978, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Capital Investment Notes (incorporated by reference to
         Exhibit 4-1 to United Grocers, Inc.'s registration Statement on Form S-1, No. 2-60488).

4.29 Copy of supplemental indenture dated as of January 27, 1989, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Series F 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-G to the United Grocers, Inc. Form 10-K for the fiscal year ended September 30, 1989).

4.30 Copy of supplemental indenture dated as of January 22, 1991, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Series G 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-D to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-38617).

4.31 Copy of supplemental indenture dated as of July 6, 1992, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Series H 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-49450).

4.32 Copy of supplemental indenture dated as of January 9, 1995, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and First Bank National Association, as trustee, relating to Unified Western Grocers, Inc.'s Series J 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-57199).

4.33 Copy of supplemental indenture dated as of January 21, 1997, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and First Bank National Association, as successor trustee, relating to Unified Western Grocers, Inc.'s Series K 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-26285).

4.34 Copy of supplemental indenture dated as of February 11, 2000, between Unified Western Grocers, Inc., United Grocers, Inc. and State Street Bank and Trust Company (as successor trustee) (incorporated by reference to Exhibit 4.29 to Unified Western Grocers, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2000 File No. 00-10815).

5.1      Opinion of Sheppard, Mullin, Richter & Hampton LLP.

10.1 Comprehensive Amendment to Retirement Plan for Employees of the Registrant dated as of July 27, 1995 (incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.2 Amended and Restated Deferred Compensation Plan dated as of May 1, 1999 (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 28, 1999 filed on November 14, 1999, File No. 0-10815). 10.3 Comprehensive Amendment to Unified Western Grocers, Inc. Employees' Sheltered Savings Plan dated as of July 27, 1995 (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.4.1 Unified Western Grocers, Inc., Executive Salary Protection Plan II ("ESPP II"), Master Plan Document, effective January 4, 1995 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.4.2 Amendment No. 1999-I to Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 1999 (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.4.3 Amendment No. 2000-I to Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 2000 (incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.5 Master Trust Agreement For Unified Western Grocers, Inc. Executive Salary Protection Plan II, dated as of April 28, 1995 (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.6 Unified Western Grocers, Inc. Executive Insurance Plan Split dollar Agreement and Schedule of Executive Officers party thereto (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.7 Comprehensive Amendment to Unified Western Grocers, Inc. Employees' Excess Benefit Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.8 Comprehensive Amendment to Unified Western Grocers, Inc. Employees' Supplemental Deferred Compensation Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.9 Comprehensive Amendment to Unified Western Grocers, Inc. Employee Savings Plan dated as of August 18, 1995 (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.10 Unified Western Grocers, Inc. Early Retirement Program (incorporated by reference to Exhibit 10.28 to the Form S-4 Registration Statement filed on August 26, 1999, File No. 333-05917).

10.11 Lease, dated as of December 23, 1986, between Cercor Associates and Grocers Specialty Company (incorporated by reference to Exhibit 10.8 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.12 Expansion Agreement, dated as of May 1, 1991, and Industrial Lease, dated as of May 1, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.12.1 Lease Amendment, dated June 20, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9.1 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.12.2 Lease Amendment, dated October 18, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9.2 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.17 Commercial Lease-Net dated December 6, 1994 between TriNet Essential Facilities XII and the Registrant (incorporated by reference to Exhibit
         10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.18 Purchase Agreement dated November 21, 1994 between the Registrant and TriNet Corporate Realty Trust, Inc. (incorporated by reference to
         Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.19 Form of Employment Agreement between the Company and Alfred A. Plamann (incorporated by reference to Exhibit 10.19 to Form S-4 Registration Statement of the Registrant filed on August 26, 1999, File No. 333-85917).

10.19.1 Amendment to Employment Agreement dated as of August, 1999, between the Registrant and Alfred A. Plamann (incorporated by reference to Exhibit
         10.27 to Form S-4 Registration Statement of the Registrant filed on August 26, 1999, File No. 333-85917).

10.19.2 Second Amendment to Employment Agreement dated as of April, 2001, between registrant and Alfred A. Plamann (incorporated by reference to Exhibit 10.51 to the Registrant's Form 10-Q for the quarterly period ended June 30, 2001, filed on August 14, 2001, file No. 0-10815).

10.20 Severance Agreement between the Company and Charles J. Pilliter (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.21 Severance Agreement between the Company and Robert M. Ling, Jr. (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 29, 1998 filed on November 16, 1998, File No. 0-10815).

10.22 Severance Agreement between the Company and Richard J. Martin (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 29, 1998 filed on November 16, 1998, File No. 0-10815).

10.23 Form of Indemnification Agreement between the Company and each Director and Officer (incorporated by reference to Exhibit A to the Registrant's Proxy Statement dated February 24, 1997 filed on February 24, 1997, File No. 0-10815).

10.24 Annual Incentive Plan for Chief Executive Officer (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.25 Annual Incentive Plan for Senior Management (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.26 Sublease Agreement dated October 27, 1991 for the Eugene Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H1 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.27 Sublease Agreement dated October 27, 1991 for the Cottage Grove Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H2 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.28 Sublease Agreement dated February 1, 1994 for the Albany Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H3 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.29 Sublease Agreement dated July 26, 1979 for the Gold Beach Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and Raymond L. Nidiffer, a holder of more than five percent of the Registrant's shares (incorporated by reference to Exhibit 10-Q3 of United Grocers' Registration Statement on Form S-2, File No. 33-26631).

10.30 Assignment of Lease and related documents for Mt. Shasta Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10-Q4 of United Grocers, Inc.'s Registration Statement on Form S-2, File No. 33-26631).

10.31 Loan guaranties dated June 12, 1980 and September 30, 1988, given by United Grocers, Inc. (predecessor-in-interest to the Registrant) for the benefit of C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10-I12 to United Grocer's Form 10-K for the fiscal year ended September 30, 1989).

10.32 Agreement for Purchase and Sale and Escrow Instructions dated September 17, 1997, between United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I5 to United Grocers, Inc.'s Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.33 Stock Purchase Agreement dated November 17, 1997, by and among United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I6 to Form 10-K of United Grocers, Inc. filed on January 20, 1999, File No. 002-60487).

10.34 Stock Purchase Agreement dated March 26, 1999 by and among Grocers Capital Company, K.V. Mart Co., an affiliate of Darioush Khaledi, Khaledi Family Partnership I, Khaledi Family Trust dated May 17, 1995, and Parviz Vazin and Vida Vazin (incorporated by reference to Exhibit
         10.35 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

10.35 Pledge Agreement dated March 26, 1999 by Khaledi Family Partnership I, Khaledi Family Trust dated May 17, 1995, and Parviz Vazin and Vida Vazin in favor of Grocers Capital Company (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

10.36 Guaranty dated March 26, 1999 by K.V. Mart Co. in favor of Grocers Capital Company (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

10.37 Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. relating to a $7,000,000 Promissory Note due May 12, 2005 in favor of Unified Western Grocers, Inc. by K.V. Mart Co. (incorporated by reference to Exhibit 10.38 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.38 Security Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. relating to the Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.39 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.39 Guaranty dated as of May 12, 2000 by Darioush Khaledi and Shahpar Khaledi, husband and wife, Darioush Khaledi, as Trustee of the Khaledi Family Trust under Declaration of Trust dated May 17, 1995, K.V. Property Company, and Parviz Vazin and Vida Vazin in favor of Unified Western Grocers, Inc. issued pursuant to that certain Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.40 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815).

10.40 Stock Collateral Acknowledgement and Consent dated as of May 12, 2000 executed by the shareholders of K.V. Mart Co. (incorporated by reference to Exhibit 10.41 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815).

10.41 Term Loan Agreement dated as of July 15, 2000 between 1999 Lawndale Associates LLC and Unified Western Grocers, Inc. relating to the $3,000,000 Promissory Note due January 5, 2002 in favor of Unified Western Grocers, Inc. by 1999 Lawndale Associates LLC (incorporated by reference to Exhibit 10.42 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.42 Pledge Agreement dated as of July 5, 2000 by and among certain shareholders of K.V. Mart Co., Unified Western Grocers, Inc. and Grocers Capital Company relating to the Term Loan Agreement dated as of July 5, 2000 between 1999 Lawndale Associates LLC and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.43 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.43 Pledge Agreement dated as of July 5, 2000 by and among certain shareholders of K.V. Mart Co., Unified Western Grocers, Inc. and Grocers Capital Company relating to the Term Loan Agreement dated as of July 5, 2000 between 1999 Lawndale Associates LLC and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.44 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.44 Guaranty dated as of July 5, 2000 by shareholders and affiliates of K.V. Mart Co. in favor of Unified Western Grocers, Inc. issued pursuant to that certain Term Loan Agreement dated as of July 5, 2000 between 1999 Lawndale Associates LLC and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.45 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.45 Trust Agreement for Unified Western Grocers, Inc., effective as of April 1, 2000, between Registrant and Robert M. Ling, Jr., Richard J. Martin and David A. Woodward (incorporated by reference to Exhibit
         10.46 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 0-10815).

10.46 Preferred Stock Purchase Agreement by and between C & K Market, Inc. and Unified Western Grocers, Inc. dated as of December 19, 2000 (incorporated by reference to Exhibit 10.47 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.47 Shareholders Agreement by and among Unified Western Grocers, Inc., C & K Market, Inc. and designated shareholders of C & K Market, Inc. dated as of December 19, 2000 (incorporated by reference to Exhibit 10.48 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.48 Form of Severance Agreement for Executive Vice Presidents with Three Years or More in an Officer Position executed by Robert M. Ling, Jr., Richard J. Martin and Charles J. Pilliter (incorporated by reference to
         Exhibit 10.49 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, file No. 0-10815).

10.49 Form of Severance Agreement for Vice Presidents, Senior Vice Presidents and Executive Vice Presidents with Less Than Three Years in an Officer Position executed by Philip S. Smith, Rodney L. Van Bebber, Daniel J. Murphy, John C. Bedrosian, William O. Cote, Dirk T. Davis, Luis de la Mata, Stanley G. Eggink, Joseph L. Falvey, Carolyn S. Fox, Don Gilpin, Gary C. Hammett, Gary S. Herman, Joseph A. Ney, David A. Woodward (incorporated by reference to Exhibit 10.50 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, file No. 0-10815).

10.50 Form of Subordinated Redemption Note -- Excess Class B Shares (incorporated by reference to Exhibit 10.50 to Registrant's Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 1-10815).

12.1     Computation of Ratio of Earnings to Fixed Charges.

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 29, 2001, filed on December 27, 2001, file No. 0-10815).

23.1     Consent of Deloitte & Touche LLP.

Item 17.  Undertakings

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (a) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on January 14, 2002.

                         UNIFIED WESTERN GROCERS, INC.



                         By              /s/ Robert M. Ling, Jr.
                             ---------------------------------------------------
                                             Robert M. Ling, Jr.
                         Executive Vice President, General Counsel and Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert M. Ling, Jr. and Richard J. Martin with full power to act alone, as his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed by the registrant pursuant to rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      Signature                        Title                                         Date
                      ---------                        -----                                         ----

                /s/ Alfred A. Plamann                  President and Chief Executive     January 14, 2002
-------------------------------------------------      Officer (Principal Executive
                    Alfred A. Plamann                  Officer)


                /s/ Richard J. Martin                  Executive Vice President,         January 14, 2002
-------------------------------------------------      Finance and Administration, and
                    Richard J. Martin                  Chief Financial Officer
                                                       (Principal Financial Officer)

                /s/ William O. Cote                    Vice President and Controller     January 14, 2002
-------------------------------------------------      (Principal Accounting Officer)
                    William O. Cote

                /s/ Louis A. Amen                      Director                          January 14, 2002
-------------------------------------------------
                    Louis A. Amen

                /s/ David Bennett                      Director                          January 14, 2002
-------------------------------------------------
                    David Bennett

                /s/ John Berberian                     Director                          January 14, 2002
-------------------------------------------------
                    John Berberian


                /s/ Edmund K. Davis                    Director                          January 14, 2002
-------------------------------------------------
                    Edmund K. Davis

                /s/ James F. Glassel                   Director                          January 14, 2002
-------------------------------------------------
                    James F. Glassel

                /s/ Darioush Khaledi                   Director                          January 14, 2002
-------------------------------------------------
                    Darioush Khaledi

                /s/ Mark Kidd                          Director                          January 14, 2002
-------------------------------------------------
                    Mark Kidd

                /s/ Jay McCormack                      Director                          January 14, 2002
-------------------------------------------------
                    Jay McCormack

                /s/ Douglas A. Nidiffer                Director                          January 14, 2002
-------------------------------------------------
                    Douglas A. Nidiffer

                /s/ Morrie Notrica                     Director                          January 14, 2002
-------------------------------------------------
                    Morrie Notrica

                /s/ Peter J. O'Neal                    Director                          January 14, 2002
-------------------------------------------------
                    Peter J. O'Neal

                /s/ Michael Provenzano                 Director                          January 14, 2002
-------------------------------------------------
                    Michael Provenzano

                /s/ Gordon E. Smith                    Director                          January 14, 2002
-------------------------------------------------
                    Gordon E. Smith

                /s/ Mimi R. Song                       Director                          January 14, 2002
-------------------------------------------------
                    Mimi R. Song

                /s/ Robert E. Stiles                   Director                          January 14, 2002
-------------------------------------------------
                  Robert E. Stiles

                /s/ James R. Stump                     Director                          January 14, 2002
-------------------------------------------------
                   James R. Stump


                /s/ Kenneth Tucker                     Director                          January 14, 2002
-------------------------------------------------
                   Kenneth Tucker


               /s/ Richard L. Wright                   Director                          January 14, 2002
-------------------------------------------------
                  Richard L. Wright


                                INDEX TO EXHIBITS

Exhibit
Number            Description
------            -----------

5.1               Opinion of Sheppard, Mullin, Richter & Hampton LLP.

12.1              Computation of Ratio of Earnings to Fixed Charges.

23.1              Consent of Deloitte & Touche LLP.

                                                                     EXHIBIT 5.1

             [Letterhead of Sheppard, Mullin, Richter & Hampton LLP]


                                January 10, 2002

Unified Western Grocers, Inc.
5200 Sheila Street
Los Angeles, CA  90040



     Re:      Form S-2 Registration Statement of Unified Western Grocers, Inc.
              ---------------------------------------------------------------

Ladies and Gentlemen:

     This opinion is rendered to you in connection with a Registration Statement on Form S-2 (the "Registration Statement") being filed by Unified Western Grocers, Inc. (the "Company") with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended, of $30,000,000 Partially Subordinated Patrons' Deposit Accounts (the "Deposit Accounts") of the Company.

     We have acted as counsel for the Company in connection with the preparation of the Registration Statement. In rendering the opinion expressed below, we have examined the following agreements, instruments and other documents:

     (a) The form of Retail Grocer Application and Agreement for Service Affiliation with and the Purchase of Shares of Unified Western Grocers, Inc. and Pledge Agreement;

     (b) The form of Retail Grocer Application and Agreement for Continuing Service Affiliation with Unified Western Grocers, Inc. and Pledge Agreement;

     (c) The form of Application and Agreement for Service Affiliation as a Member-Patron with Unified Western Grocers, Inc. and Pledge and Security Agreement;

     (d) The form of Application and Agreement for Service Affiliation as Associate Patron with Unified Western Grocers, Inc. and Pledge and Security Agreement;

     (e) The form of Subordination Agreement executed by member patrons before January 14, 1994;

     (f) The form of Subordination Agreement executed by associate patrons before January 14, 1994

     (g) The form of Subordination Agreement executed by member patrons on or after January 14, 1994;

     (h) The form of Subordination Agreement executed by associate patrons on or after January 14, 1994; and

     (i) Such corporate records, officers' certificates and other documents as we have deemed necessary as a basis for the opinion expressed below.

     In rendering the opinion set forth below, we have assumed:

     (1) The genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies, and the authenticity of all such originals; and

     (2) The conformity of all executed agreements and other documents to the forms of such agreements and other documents reviewed by us in rendering this opinion.

     On the basis of the foregoing, and subject to the qualifications and limitations set forth below, it is our opinion that the Deposit Accounts will, upon the offering and sale thereof in the manner referred to in the Registration Statement, be binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     This opinion letter is solely for your benefit in connection with the subject transaction, and it may not be relied upon by or quoted to, nor, except as stated in the immediately following paragraph, may copies of it be delivered to or used by, any other person for any purpose whatsoever without our prior written consent in each instance.

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement and the use of our name in the Registration Statement.

                                         Respectfully submitted,


                                         SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

                                                                   EXHIBIT 12.1

                 UNIFIED WESTERN GROCERS, INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                        (In thousands except for ratios)

                                                                                        Fiscal Year
                                                            --------------------------------------------------------------------

                                                                 1997          1998         1999        2000(2)      2001(2)
                                                            --------------------------------------------------------------------
(1)  Adjusted net earnings:

     Net earnings (loss)                                          $2,307        $3,389       $2,639     ($11,366)   ($13,136)

     Extraordinary item (net of income tax)                            -         1,079            -             -           -

     Cumulative effect of accounting change                            -             -            -             -          31

     Income taxes                                                  1,103         2,515           64       (5,035)     (2,500)

     Interest expense                                             13,020        12,320       11,911        28,880      28,124

     Estimated interest component of rental
         expense (c)                                               1,790         1,705        1,881         5,291       3,849

     Patronage dividends                                          14,464        10,149       14,195        15,426      14,934

                                                            --------------------------------------------------------------------
     Adjusted net earnings(a)                                    $32,684       $31,157      $30,690       $33,196     $31,302
                                                            ====================================================================

(1)   Fixed Charges:

     Gross rental expense                                        $17,050       $16,241      $18,356       $49,447     $38,486

     Less, estimated rent component                               15,260        14,536       16,475        44,156      34,637
                                                            --------------------------------------------------------------------

     Estimated interest component of rental
         expense(c)                                                1,790         1,705        1,881         5,291       3,849

     Interest incurred                                            13,020        12,320       11,911        28,880      28,124
                                                            --------------------------------------------------------------------
     Fixed charges(b)                                            $14,810       $14,025      $13,792       $34,171     $31,973
                                                            ====================================================================

Ratio of Earnings to Fixed Charges (a)(b)                           2.21          2.22         2.23          0.97        0.98
                                                            ====================================================================

(a)(b)(c)---Cross reference on page.

(1)      Earnings  used in  computing  the ratio of earnings to fixed  charges  consist of earnings  (loss)  before  patronage dividends,  income  taxes,  cumulative  effect  of a change in  accounting  principle  in  fiscal  2001 of $31 and an extraordinary  item in 1998 of $1,079  plus fixed  charges.  Fixed  charges  consist of interest  expense  (including amortization of deferred  financing costs) and the portion of rental expense that is  representative  of the interest factor.

(2)      Fixed charges exceeded earnings by approximately $975 during fiscal 2000 and $671 during fiscal 2001.


                                                                   EXHIBIT 23.1



                          INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Unified Western Grocers, Inc. on Form S-2 of our report dated December 12, 2001, appearing in the Annual Report on Form 10-K of Unified Western Grocers, Inc. for the year ended September 29, 2001 and to the reference to us under the heading "Experts" in the Prospectus, which is a part of such Registration Statement.



Deloitte & Touche LLP
Los Angeles, California
January 14, 2002